Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

On August 7, 2006, Alcatel and Lucent Technologies Inc. issued a joint press release. The text of the press release follows.

Alcatel and Lucent Technologies announce AMF grants visa for Admission to Trading Prospectus and Registration Statement declared effective by SEC

Paris and Murray Hill, N.J., August 7, 2006 - Alcatel (Paris: CGEP.PA and NYSE: ALA) and Lucent Technologies (NYSE: LU) announced today that the French securities regulator, the Autorité des marchés financiers (AMF), granted visa (approval) no. 06-287, dated August 7, 2006, for Alcatel's French admission to trading prospectus relating to Alcatel's new ordinary shares to be issued in connection with the proposed merger transaction.

The note d'opération, along with Alcatel's annual report (document de référence) dated March 31, 2006, constitute the prospectus regarding the issuance of new Alcatel ordinary shares and is available on the web sites of Alcatel (www.alcatel.com) and the AMF (www.amf-france.org). An English translation of the note d'opération also is available on Alcatel's web site.

Download the Note d'opération (in French only)

In addition, on August 4, 2006, after the close of the stock markets in France and the U.S., the U.S. Securities and Exchange Commission (SEC) declared effective Alcatel's Registration Statement on Form F-4, as amended, registering such Alcatel ordinary shares with the SEC. The Registration Statement includes Lucent's proxy statement for its special meeting of shareowners to be held on September 7, 2006, at which Lucent's shareowners will consider and vote on a proposal to approve and adopt the merger agreement and the proposed merger transaction. Shareowners at the close of business on July 17, 2006 are eligible to vote at the meeting.

The Registration Statement filed with the SEC is available on www.alcatel.com and www.lucent.com.

Download the Form F-4, Registration No. 333-133919 Statement under the Securities Act of 1933

Lucent shareowners with questions regarding the special meeting of shareowners or the voting of their shares may contact MacKenzie Partners, Inc. at 800-322-2885 or Morrow & Co., Inc. at 800-573-4370.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com.

About Lucent

Lucent designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent, which has headquarters in Murray Hill, N.J., U.S.A., visit http://www.lucent.com.

Important Additional Information Filed with the SEC

In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 333-133919) (the "Form F-4"), which includes a definitive proxy statement/prospectus, dated August 4, 2006, relating to the Alcatel ordinary shares underlying the Alcatel American Depositary Shares ("ADS") to be issued in the proposed transaction. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the "Form F-6" and together with the Form F-4, the "Registration Statements") to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and in the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Alcatel's annual report on Form 20-F filed with the SEC on March 31, 2006, as amended. The Form 20-F is available free of charge at the SEC's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.